RNS Transaction in Own Shares COMPLETION OF 2026 SHARE BUYBACK UNILEVER PLC Released 18:17:19 05 June 2026 RNS Number : 2807H Unilever PLC 05 June 2026 5 June 2026   Completion of 2026 Share Buyback   Unilever PLC announces the completion of its share buyback of up to €1.5 billion, as initially set out in our full year 2025 results released on 12 February 2026, the commencement of which was announced on 30 April 2026 (the "Buyback").   Under the Buyback, a total of 30,703,780 ordinary Unilever PLC shares were purchased with an aggregate market value equivalent of €1,499,999,891.   Please see the total voting rights announcement dated 1 June 2026 for Unilever PLC's latest total voting rights figure published under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.     ENDS   Enquiries   Media: Unilever Press Office press-office.london@unilever.com   Investors: Investor Relations Team investor.relations@unilever.com     About Unilever   Unilever is a global consumer goods business comprised of four business groups: Beauty & Wellbeing, Personal Care, Home Care and Foods. Unilever's products are used by approximately 3.7 billion people every day, with sales in around 190 countries. We have around 96,000 employees and generated sales of €50.5 billion in 2025. For more information about Unilever and our brands, please visit www.unilever.com.   Safe Harbour   This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback, its purpose and timetable. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward- looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this announcement. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations regarding anticipated developments and other factors affecting the Group, taking into account all information currently available to us. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this announcement. Readers should not place undue reliance on forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025 available on our corporate website www.unilever.com.   This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. 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